Exhibit 99.29

For Immediate Release

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR
DISSEMINATION IN THE U.S.

Sandspring Resources Ltd. to Raise $10,000,000 Through Bought-Deal Offering

Thunder Bay, Ontario, Canada — March 5, 2010 — Sandspring Resources Ltd. (TSX- V:SSP) (the “Company”) today announced that it has entered into an agreement with Mackie Research Capital Corporation, acting as lead underwriter in a syndicate of underwriters (the “Underwriters”), whereby the Underwriters will purchase, on a bought deal basis, 6,250,000 special warrants of the Company (the “Special Warrants”) at a price of $1.60 per Special Warrant, for gross proceeds of $10,000,000 (the “Offering”). In addition, the Company has granted the Underwriters the option, but not the obligation, exercisable at any time up to one business day prior to the closing of the Offering to increase the size of the Offering by purchasing up to an additional $2,000,000 in Special Warrants (the “Underwriters’ Option”). If the Underwriters’ Option is exercised in full, the gross proceeds to the Company from the Offering will be $12,000,000.

The Special Warrants will be offered by way of private placement in such provinces of Canada as the Underwriter and the Company determine, and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

Each Special Warrant is exercisable, for no additional consideration, into one (1) common share of Sandspring (each a “Common Share”) and in certain circumstances set out herein, an additional 0.05 of one Common Share (collectively, the “Underlying Shares”).  In the event that the Company has not received a receipt for a final short form prospectus of Sandspring (the “Prospectus”) issued by the securities regulators in such jurisdictions in Canada in which a holder of Special Warrants is resident within 45 days following the Closing, each unexercised Special Warrant will thereafter entitle the holder thereof to receive upon the exercise thereof, at no additional consideration, 1.05 Common Shares (instead of one (1) Common Share).

The Offering is scheduled to close on or about the week of March 22, 2010 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the TSX Venture Exchange.

The proceeds received by the Company from the Offering will be used for the ongoing exploration of its Toroparu Gold-Copper Project, for working capital and for general corporate purposes.

In consideration for their services, the Underwriters will receive a cash commission of 6.0% of the gross proceeds of the Offering and a compensation option (the “Compensation Option”) entitling it to acquire a broker warrant (the “Broker Warrant”) to purchase such number of Common Shares as is equal to 4.0% of the aggregate number of Special Warrants sold under the Offering. Each Broker Warrant shall be exercisable at any time until the 24 month anniversary of the Closing at a price equal to the offering price of $1.60 per Common Share.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or an exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Cautions Regarding Forward-Looking Statements

Forward-looking statements (often, but not always, identified by the use of words such as "expect", "may", "could", "anticipate" or "will" and similar expressions) may describe expectations, opinions or guidance that are not statements of fact. Forward-looking statements are based upon the opinions, expectations and estimates of management of Sandspring as at the date the statements are made and are subject to a variety of known and unknown risks and uncertainties and other factors that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements. Those factors include, but are not limited to risks, uncertainties and other factors that are beyond the control of Sandspring, risks associated with the mining industry, commodity prices and exchange rate changes, operational risks associated with exploration, development and production operations, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. In light of the risks and uncertainties associated with forward-looking statements, readers are cautioned not to place undue reliance upon forward-looking information. Assumptions relating to certain forward- looking information contained in this press release are set out herein. Although Sandspring believes that the expectations reflected in the forward-looking statements set out in this press release or incorporated herein by reference are reasonable, it can give no assurance that such expectations will prove to have been correct. The forward-looking statements of Sandspring contained in this press release, or incorporated herein by reference, are expressly qualified, in their entirety, by this cautionary statement.

For further information, contact:
Mr. Abraham Drost, P.Geo. President
Sandspring Resources Ltd.
1136 Alloy Drive, Thunder Bay ON Canada P7J 1H2
Tel: (807) 252-7800

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